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                                                                 EXHIBIT (A)(16)

             ANTHEM ANNOUNCES REGULATORY APPROVAL FOR ACORDIA OFFER

         INDIANAPOLIS -- Anthem Insurance Companies, Inc. announced today that it had obtained all requisite approvals from the Indiana Insurance Commissioner in connection with its $40 per share cash tender offer for all outstanding shares of Common Stock of Acordia, Inc.(NYSE:ACO). No other regulatory approvals are required. The offer expires at Midnight, New York City Time, on Wednesday, July 9, 1997. Anthem said that as of July 3, 1997, it had received tenders of approximately 2,553,845 shares of Common Stock of Acordia, Inc.

         Anthem is an Indiana-domiciled FORTUNE 500 mutual insurance company providing health care management and insurance products and services to millions of Americans. As a mutual insurance company, Anthem is owned by its policyholders. Anthem, which is based in Indianapolis, is the Blue Cross and Blue Shield licensee for Indiana, Kentucky and Ohio.